SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No.4)1

                  STARTEC GLOBAL COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                    Common Stock -- par value $.01 per share
                         (Title of Class of Securities)

                                   85569E103
                                 (CUSIP Number)

                             Sean P. McGuinness, Esq.
                     Swidler Berlin Shereff Friedman, LLP
          3000 K Street, N.W., Suite 300, Washington, D.C. 20007
                                202-424-7500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 14, 2000
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 7 Pages)

------------------
   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-----------------------------                      --------------------------
CUSIP No.   85569E103                               Page 2  of 7    Pages
------------------------------                    --------------------------
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1       NAME OF REPORTING PERSON:          Gold & Appel Transfer, S.A.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3       SEC USE ONLY

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4       SOURCE OF FUNDS                     WC
------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]

-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        British Virgin Islands
-----------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   0 Shares of Common Stock
        NUMBER OF          ---------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH            ---------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON                   0
           WITH
                            --------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0 Shares of Common Stock
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               [ ]
------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%
------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                   CO
----------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                      --------------------------
CUSIP No.   85569E103                              Page 3 of 7   Pages
------------------------------                    --------------------------
------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:          Walt Anderson
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3       SEC USE ONLY
------------------------------------------------------------------------------
4       SOURCE OF FUNDS          WC
------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        British Virgin Islands
-----------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   0 Shares of Common Stock
        NUMBER OF          ---------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH            ---------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                    0 Shares of Common Stock
                            --------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0 Shares of Common Stock
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  [ ]
------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%
------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                   IN
----------------------------------------------------------------------------
This Amendment No. 4 ("Amendment No. 3") to Schedule 13D filed by Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the common stock, par value $.01 per share
(the "Common Shares"), of Startec Global Communications Corporation, a Maryland corporation (the "Issuer") amends and/or supplements, as indicated, Items 3, 5 and 7 of the Schedule 13D filed by Gold & Appel and Mr. Anderson, as joint filers, on August 4, 1999 (the "Statement"), as amended by Amendment No. 1 thereto filed with the SEC on August 12, 1999 ("Amendment No. 1"), Amendment No. 2 thereto filed with the SEC on April 10, 2000 ("Amendment No. 2") and Amendment No. 3 thereto filed with the SEC on August 17, 2000 ("Amendment No. 3"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Statement, Amendment No. 1, Amendment No. 2 and Amendment No. 3.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


      Between April 25, 2000 and July 14, 2000, Gold & Appel sold a total of 734,750 Common Shares on the NASDAQ National Market as set forth below:

     Date of        Number of     Sale Price
     Sale           Shares        Per Share

   04/25/00          5,000       $17.2500
   05/23/00          2,000        12.8750
   05/24/00          5,000        12.5000
   05/26/00          5,500        11.5114
   06/07/00        300,000        11.0000
   07/03/00        100,000        11.9219
   07/12/00        258,064        11.6250
   07/13/00         31,200        10.6889
   07/14/00         27,986        10.3125

TOTAL              734,750

    In addition, on August 3, 2000, Mr. Anderson sold a total of 8,600 Common Shares on the NASDAQ National Market as set forth below:

     Date of        Number of     Sale Price
     Sale            Shares       Per Share

     08/03/00         8,600       $10.1875

TOTAL:                8,600

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Neither Gold & Appel nor Mr. Anderson beneficially own any Common Shares of the Issuer.

                  Mr. Anderson is the President and a Director of the Foundation for the International Non-Governmental Development of Space, a non-profit organization ("FINDS"), which owns 15,400 Common Shares. Mr. Anderson does not have any pecuniary interest in FINDS, nor does he have the power to control the voting or disposition of the Common Shares held by FINDS, and thus he disclaims beneficial ownership of the Common Shares held by FINDS.

         (b)      Not applicable.

         (c) Since the filing of Amendment No. 3, Gold & Appel and Mr. Anderson sold such Common Shares as reported in Item 3 above and between March 27, 2000 and June 28, 2000, FINDS sold 13,000 shares on the NASDAQ National Market as follows:

                            Date of        Number of     Sale Price
                            Sale            Shares       Per Share

                            03/27/00        2,000          $27.0000
                            03/28/00        2,000           26.6563
                            06/28/00        9,000           11.0000

          (d)     Not applicable.

          (e)      Not applicable.
                           Page 5 of 7 Pages

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          Exhibit 7.1 Joint Filing Agreement with respect to the joint filing of this Statement.




                            Page 6 of 7 Pages

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:     October 26, 2000

                                            Gold & Appel Transfer, S.A.,
                                            a British Virgin Islands
                                            corporation


                                         By: /s/ Walt Anderson
                                            --------------------------------
                                            Walt Anderson, Attorney-in-Fact
                                            for Gold & Appel Transfer, S.A.


                                            /s/ Walt Anderson
                                            ------------------------------
                                            Walt Anderson






                             Page 7 of 7 Pages